SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)


                           GILDAN ACTIVEWEAR INC.
                           ----------------------
                               NAME OF ISSUER


                     CLASS A SUBORDINATE VOTING SHARES
                     ---------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                 375916103
                                 ---------
                               (CUSIP NUMBER)


                                    N/A
-----------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               |_|   Rule 13d-1(b)
               |_|   Rule 13d-1(c)
               |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      (Continued on following page(s))

                             Page 1 of 4 Pages

CUSIP No. 375 916 103               13G                   Page 1 of 3 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Fonds de solidarite des travailleurs du Quebec (F.T.Q.)
    (hereinafter referred to as "Fonds")

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

    N/A

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Montreal (Quebec) CANADA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           3,126,800

 BENEFICIALLY    6  SHARES VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         3,126,800

                 8  SHARES DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,126,800 Class A Subordinate Voting Shares (consisting of (i) 3,116,800 Class A Subordinated Voting Shares and (ii) options to purchase 10,000 Class A Subordinate Voting Shares).

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*



11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    14.1%

12  TYPE OF REPORTING PERSON*

    IV; OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G

ITEM 1
------

(a)  Name of Issuer: Gildan Activewear Inc.

(b)  Address of Issuer's Principal Executive offices:
     725, Montee de Liesse
     Ville Saint-Laurent (Quebec)
     Canada H4T 1P5


ITEM 2
------

(a) Name of person filing: Fonds de solidarite des travailleurs du Quebec (F.T.Q.)("Fonds")

(b)  Address of Principal Business Office:
     8717, rue Berri
     Montreal (Quebec)
     Canada H2M 2T9

(c) Citizenship: The Fonds is a joint-stock company and development capital investment fund established by a special act of the Legislature of the Province of Quebec.

(d)  Title of Class of Securities: Class A Subordinate Voting Shares

(e)  CUSIP Number: 375 916 103


ITEM 3
------

Classification of person filing: N/A


ITEM 4 - OWNERSHIP
------------------

The percentages reported herein are based on a representation by the Issuer that as of February 28, 2001, there were 22,095,460 shares of Class A Subordinate Voting Shares outstanding.

(a)  Amount beneficially owned:  3,126,800 Class A Subordinate Voting
     Shares (consisting of (i) 3,116,800 Class A Subordinated Voting Shares and (ii) options to purchase 10,000 Class A Subordinate Voting Shares).

(b)  Percent of class: 14.1%

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote: 3,126,800

     (ii) shared power to vote or to direct the vote: N/A

    (iii) sole power to dispose or to direct the disposition of: 3,126,800

     (iv) shared power to dispose or to direct the disposition of: N/A


ITEM 5
------

Notification of ownership of 5% or less: N/A


ITEM 6
------

Ownership of more than 5% on behalf of another person: N/A


ITEM 7
------

Identification and classification of a subsidiary acquiring securities: N/A


ITEM 8
------

Identification and classification of group members: N/A


ITEM 9
------

Notification of dissolution of group: N/A


ITEM 10
-------

Certification: N/A

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: March 21, 2001


Signature:  /s/ Janie C. Beique
          ------------------------------
          Janie C. Beique
          Vice-President, Legal Affairs,
          and Corporate Secretary